Ms. Sheila Stout
United States Securities and Exchange Commission
Division of Investment Management,
Disclosure Review and Accounting
100 F  Street N.E.
Washington, D.C.  20549

March 28, 2017

The following are responses to questions during a conference call with Sheila Stout on
March 22, 2017 regarding Stock Dividend Fund, Inc.(811-21576,
 333-115091), and
Small Cap Value Fund, Inc.(811-21782, 333-126383).


Responses to Questions/Inquiries during conference call:

Regarding Concentration:
The Fund has a Compliance Program with Policies and Procedures to prevent
concentration in the portfolio.  We have a spreadsheet that monitors percentage of
Portfolio exposure to each of the eleven major Sectors and judgments are made as the
Portfolio approaches the 25% level in any given Sector.

Regarding error in 2015 Small Cap Value Fund, Inc. Financial Highlights
 section:
Pursuant to your request, our Auditor has performed the SAB99 work and it is attached to
this Filing.  After the qualitative and quantitative analysis, they concluded that the typo is
not a significant deficiency and does not affect their Report over Internal
 Controls and
requires no action.

Regarding our 2016 NCSR Filing for Stock Dividend Fund, Inc.:
Our 2015 N-CSR document was somehow overwritten and saved as our 2016 N-CSR
document during the filing assembly, thus creating an incorrect filing on our original filing date of 2/13/17. We filed an amended N-CSR with the correct
 2016 document on
3/23/17.  The 2016 N-CSR posted to our website was originally correct as were the
original mailings to our shareholders.  To avoid this from happening in the future we are
going to have Erica Pitts, our AML officer, also review the filing documents, before and
after filing.


Thank you for your comments and recommendations.  Please call me if you have any
questions regarding the above matters.

Sincerely,



/s/ Steven Adams
Steven Adams
Chief Compliance Officer
214-360-7410

*We are aware that the Fund is responsible for the adequacy and accuracy of the
disclosure in the filings, and that SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing, and that the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.